UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No. 1-09195

KB HOME 401(k) SAVINGS PLAN

(Full title of the plan)

KB HOME

10990 Wilshire Boulevard

Los Angeles, California 90024

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

F I N A N C I A L  S T A T E M E N T  S  A N D  S U P P L E M E N T A L  S C H E D U L E

KB Home 401(k) Savings Plan

Years ended December 31, 2011 and 2010

KB Home 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Administrative Committee, as Plan Administrator

of the KB Home 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 28, 2012

KB Home 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value:
Mutual funds	$88,414,648	$97,866,553
Money market fund	15,052,013	15,973,467
Unitized employer stock fund	4,411,204	6,688,717

	107,877,865	120,528,737

Receivables:
Notes receivable from participants	3,616,391	3,605,790
Participant contributions	14,269	397
Employer contributions	10,720	20,928
Other	14,151	56

	3,655,531	3,627,171

Total assets	111,533,396	124,155,908

Liabilities
Administrative expenses payable	5,042	2,521

Total liabilities	5,042	2,521

Net assets available for benefits	$111,528,354	$124,153,387

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2011	2010
Additions (Deductions)
Contributions:
Plan participants	$5,324,715	$6,124,310
Employer, net of forfeitures	2,894,197	3,584,344
Rollovers	457,251	435,692

	8,676,163	10,144,346

Investment income (loss):
Interest and dividends	2,374,448	3,593,804
Net appreciation (depreciation) in fair value of investments	(7,855,248)	11,755,329

	(5,480,800)	15,349,133

Interest on notes receivable from participants	165,773	183,493
Benefits paid to participants	(15,951,082)	(18,880,552)
Administrative expenses	(35,087)	(30,941)

Net increase (decrease) in net assets available for benefits	(12,625,033)	6,765,479
Net assets available for benefits
Beginning of year	124,153,387	117,387,908

End of year	$111,528,354	$124,153,387

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan

Notes to Financial Statements

1.     Description of the Plan

General

The following description of the KB Home 401(k) Savings Plan (the Plan) provides only general information. Eligible employees of KB Home (the Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan in which all eligible employees of the Company may participate beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may contribute to the Plan up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (the Code).

Each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).

Unless otherwise determined by its Board of Directors, the Company will match a Participant’s pretax contribution up to 6% of annual eligible compensation (for Participants paid on a commission basis, the Company will match pretax contributions only up to $50,000 of eligible compensation).

The Plan accepts rollover contributions transferred from other qualified retirement plans or from individual retirement accounts, subject to the applicable provisions of the Plan.

Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several options offered under the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such options, subject in each case to applicable conditions and limitations established under the Plan.

KB Home 401(k) Savings Plan

Notes to Financial Statements

1.     Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon vest to Participants over five years.

Notes Receivable from Participants

Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one-year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case, the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1%, as of the last day of the preceding calendar quarter in which a loan was made.

Distributions and Withdrawals

Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company matching contributions, and related earnings thereon. If the Participant’s vested Plan account balance totals less than $5,000, withdrawals or rollovers to an individual retirement account may be processed without a formerly employed Participant’s consent. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $5,000 will be rolled into an individual retirement account. Vested Plan account balances totaling $5,000 or more may be kept in the Plan. Participants may take hardship withdrawals from their Plan account balances subject to the limitations and requirements of the Plan.

Forfeitures

Unvested Company contributions for formerly employed Participants are forfeited and used by the Company in the following order: a) to restore the employer match and profit-sharing subaccounts of former Participants, if any; b) to reduce matching contributions for the Plan year allocated to the Participants’ employer match subaccounts in the same manner as matching contributions are allocated for the Plan year; c) to add to the profit-sharing contributions for the Plan year, if any; and d) to pay expenses of the Plan. For the Plan years ended December 31, 2011 and 2010, the Company used $553,607 and $380,135, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $412,825 and $379,958 at December 31, 2011 and 2010, respectively.

KB Home 401(k) Savings Plan

Notes to Financial Statements

1.     Description of the Plan (continued)

Administrative Expenses

Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual investment elections or transactions under the Plan, such as from the administration of Participant loans, Plan account withdrawals, and the administration of the unitized employer stock fund in the Plan (the KB Home Stock Fund), are paid directly by such Participants.

Plan Termination

As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The financial statements are based on information provided to Plan management by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 below for the fair value measurement disclosures associated with the investments held by the Plan.

KB Home 401(k) Savings Plan

Notes to Financial Statements

2.     Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when earned.

Distributions

Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820) to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Reclassifications

Certain prior year amounts in the Plan’s financial statements have been reclassified to conform to the current year presentation.

3.     Fair Value Measurements

ASC 820 provides a framework for measuring the fair value of assets and liabilities under GAAP, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

KB Home 401(k) Savings Plan

Notes to Financial Statements

3.     Fair Value Measurements (continued)

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market fund	$15,052,013	$—	$—	$15,052,013
Mutual funds:
Domestic stock funds	54,560,417	—	—	54,560,417
International stock funds	8,452,870	—	—	8,452,870
Bond funds	9,228,055	—	—	9,228,055
Balanced funds	15,998,770	—	—	15,998,770
Participant-directed brokerage account investments	174,536	—	—	174,536
KB Home Stock Fund:
KB Home Common Stock	4,203,945	—	—	4,203,945
Cash-interest bearing	—	207,259	—	207,259

Total investments measured at fair value	$107,670,606	$207,259	$—	$107,877,865

KB Home 401(k) Savings Plan

Notes to Financial Statements

3.     Fair Value Measurements (continued)

The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market fund	$15,973,467	$—	$—	$15,973,467
Mutual funds:
Domestic stock funds	60,224,034	—	—	60,224,034
International stock funds	11,344,098	—	—	11,344,098
Bond funds	9,345,077	—	—	9,345,077
Balanced funds	16,953,344	—	—	16,953,344
KB Home Stock Fund:
KB Home Common Stock	6,324,719	—	—	6,324,719
Cash-interest bearing	—	363,998	—	363,998

Total investments measured at fair value	$120,164,739	$363,998	$—	$120,528,737

The fair value of the money market fund and mutual funds (including the Participant-directed brokerage account investments) are determined based on quoted market prices. The fair value of the KB Home Stock Fund is determined by the Trustee based on the combined fair value of the fund’s underlying common stock and cash positions. The fair value of the fund’s underlying common stock position is based on quoted market prices. The fair value of the fund’s underlying cash position is valued at its carrying value, which approximates market value.

4.     Investments

The following table presents the fair value of the individual investments held by the Plan that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

KB Home 401(k) Savings Plan

Notes to Financial Statements

4.     Investments (continued)

	December 31,
	2011	2010
Aston/Fairpointe Mid Cap Fund Class Institutional	$7,809,535	$—
Dimension US Large Cap Value	6,922,731	*
Fidelity Contrafund	24,779,724	14,741,588
Fidelity Equity Income	—	6,374,518
Fidelity Intermediate Bond	—	8,152,501
Fidelity Low-Priced Stock	—	8,137,348
Fidelity Magellan	—	8,805,311
Fidelity Retirement Money Market	15,052,013	15,973,467
PIMCO Total Return Fund Administration Class	9,228,055	*
Spartan 500 Index – Institutional Class	11,376,330	—
KB Home Stock Fund:
KB Home Common Stock	*	6,324,719

*	Represents less than 5% of the Plan’s net assets at the measurement date.

In August 2011, the Plan began offering a Participant-directed brokerage account and five new mutual fund investment options to Participants. If elected, a Participant-directed brokerage account, which is administered by the Trustee, allows the Participant to direct the investment of the Participant’s contributions to the Plan among various mutual fund options offered by the Trustee, including mutual funds that are not otherwise offered as investment options under the Plan, subject to certain minimum investment and withdrawal requirements and an overall investment limit of not more than 50% of the value of the Participant’s Plan account balance. Participant-directed brokerage accounts are not monitored or managed by the Company or the Plan. During 2011, the Plan also removed 17 mutual fund options that were previously offered under the Plan. Contributions or investments in each removed mutual fund option were directed to new or existing mutual fund options under the Plan based on asset class/investment risk and return similarity.

The following table presents the net appreciation (depreciation) in fair value of investments held by the Plan (including investments bought, sold, and held during the year) for the Plan years ended December 31, 2011 and 2010:

KB Home 401(k) Savings Plan

Notes to Financial Statements

4.     Investments (continued)

	Years ended December 31,
	2011	2010
Mutual funds	$(4,715,707)	$11,644,490
KB Home Stock Fund	(3,139,541)	110,839

Total	$(7,855,248)	$11,755,329

5.     Risks and Uncertainties

The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances and the amounts reported in the financial statements of the Plan.

6.     Tax Status of the Plan

The Plan has received a determination letter from the IRS dated January 23, 2009 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination by the IRS. The Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2007.

KB Home 401(k) Savings Plan

Notes to Financial Statements

7.     Related Party and Party-in-Interest Transactions

Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment held by the Plan also includes the common stock of the Company. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.

8.     Reconciliation to Form 5500

The following table presents a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the Plan’s financial statements	$111,528,354	$124,153,387
Less employer contributions receivable at end of year	—	(20,636)
Less benefits payable at end of year	(24,422)	—

Net assets available for benefits per the Plan’s Form 5500	$111,503,932	$124,132,751

The following table presents a reconciliation of Participant contributions per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2011	2010
Contributions per the Plan’s financial statements	$8,676,163	$10,144,346
Add employer contributions receivable at beginning of year	20,636	—
Less employer contributions receivable at end of year	—	(20,636)

Contributions per the Plan’s Form 5500	$8,696,799	$10,123,710

The following table presents a reconciliation of benefits paid to Participants per the Plan’s financial statements to the Plan’s Form 5500:

KB Home 401(k) Savings Plan

Notes to Financial Statements

8.     Reconciliation to Form 5500 (continued)

	Years ended December 31,
	2011	2010
Benefits paid to Participants per the Plan’s financial statements	$15,951,082	$18,880,552
Less benefits payable at the beginning of year	—	(45)
Add benefits payable at end of year	24,422	—

Benefits paid to Participants per the Plan’s Form 5500	$15,975,504	$18,880,507

9.     Subsequent Events

Effective January 3, 2012, the Plan was amended to, among other things, limit the amount a Participant can contribute and/or reallocate from other investment options under the Plan into the KB Home Stock Fund. On or after January 3, 2012, each Participant can invest no more than 20% of new Plan contributions in the KB Home Stock Fund, and cannot transfer funds from another Plan investment option into the KB Home Stock Fund if the transfer would cause the proportionate value of the Participant’s overall Plan account balance that is invested in the KB Home Stock Fund to exceed 20%.

Plan management has evaluated subsequent events in respect of the Plan through the filing of the Plan’s financial statements with the Securities and Exchange Commission and, except as provided above, did not identify any events that would require an adjustment to the financial statements or to the accompanying disclosures.

Supplemental Schedule

KB Home 401(k) Savings Plan

EIN: 95-3666267            Plan Number: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value
American Beacon	American Beacon Small Cap Value	146,237.817	**	$2,779,981
Aston Asset Management	Aston/Fairpointe Mid Cap Fund Class Institutional	260,578.420	**	7,809,535
Dimension Capital Management	Dimension US Large Cap Value	361,689.178	**	6,922,731
Fidelity Investments*	Fidelity BrokerageLink	79,154.647	**	174,536
Fidelity Investments*	Fidelity Contrafund	367,324.699	**	24,779,724
Fidelity Investments*	Fidelity Freedom Income	45,935.957	**	516,331
Fidelity Investments*	Fidelity Freedom 2000	45,220.936	**	537,225
Fidelity Investments*	Fidelity Freedom 2010	116,055.673	**	1,520,329
Fidelity Investments*	Fidelity Freedom 2020	380,714.614	**	4,994,976
Fidelity Investments*	Fidelity Freedom 2030	311,839.717	**	4,004,022
Fidelity Investments*	Fidelity Freedom 2040	601,343.369	**	4,425,887
Fidelity Investments*	Fidelity Retirement Money Market	15,052,012.780	**	15,052,013
Harbor Funds	Harbor International	87,594.703	**	4,594,342
Lazard Asset Management	Lazard Emerging Markets Equity Fund Class Institutional	229,674.284	**	3,858,528
Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	848,947.091	**	9,228,055
Fidelity Investments*	Spartan 500 Index – Institutional Class	255,647.874	**	11,376,330
TCW Investment Management	TCW Small Cap Growth Fund Class I	20,629.338	**	536,157
Vanguard Group	Vanguard Short-Term Investment-Grade Fund Investor Shares	33,454.794	**	355,959
KB Home*	KB Home Stock Fund:
	KB Home Common Stock	625,587.000	**	4,203,945
	Fidelity-Cash-interest bearing	207,258.660	**	207,259
Notes receivable from Participants*	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.25% and maturity dates through 2026			3,616,391

				$111,494,256

*	Party-in-interest to the Plan.
**	Participant-directed investments, cost information omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan
	By:	KB Home Plan Administrator

Dated: June 28, 2012	By: /s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description	Sequentially Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	17